Exhibit 99.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion in the Registration Statement on Form F-10 (File No. 333-221875) (the “Registration Statement”) of The Stars Group Inc. of our report dated June 7, 2018 relating to the consolidated financial statements of Cyan Blue Topco Limited as of and for the years ended June 30, 2017 and 2016, appearing in the prospectus, which is part of the Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte LLP
Deloitte LLP

Leeds, United Kingdom
June 18, 2018